Snow Lake Receives Positive Preliminary Results from the

Engo Valley Phase 2 Drill Program

Winnipeg, Manitoba - June 18, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that it has received some positive initial results from the Phase 2 drill program at the Engo Valley Uranium Project ("Engo Valley").

Highlights

  First segment of the Phase 2 drill program is now complete

  A total of 31 reverse circulation (RC) drill holes completed for a total of 2,719 meters

  8 out of the 31 RC drill holes in the first segment returned mineralized intersections greater than 100 ppm eU3O8, ranging from 1 meter to 20 meters in width

  Samples from each drill hole have been sent for chemical assays and results are pending

  Phase 2 drill program is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300

  Maiden mineral resource estimate is currently scheduled for completion before the end of 2025

CEO Remarks

"We continue to make steady progress on our Phase 2 drill program at Engo Valley.  Initial results from the RC portion of the drilling program have produced good intercepts of uranium mineralization," said Frank Wheatley, CEO of Snow Lake.  "As we being the diamond drilling segment of the Phase 2 drill program, we remain on schedule to complete a maiden resource estimate for Engo Valley by year end."

"As the global supply deficit of uranium expands, new uranium mines will be required to meet increasing demand.  With Namibia being the world's third largest uranium producer, exploring and developing prospective projects like Engo Valley is essential to identifying and proving up potential new economic sources of primary uranium."

Update - Phase 2 Drill Program

A total of 21 infill RC holes have been completed in the MUO, 6 infill RC holes within the D1 North area, and 4 RC holes were completed in the MUO-D1 area.

Downhole radiometrics were completed on each drill hole with a gamma spectrometer probe.  The reader is cautioned that Snow Lake uses eU3O8 calculations as a preliminary indication for chemical grades that have yet to be confirmed by chemical assays.  Snow Lake considers all eU3O8 readings below 50 ppm as background radioactivity, and not mineralised ground.

Notable results from the downhole radiometrics on the first segment of drilling include:

  Mineralized intersection of 997 ppm eU3O8 over a 7 m interval, associated with shale, observed from drill hole ERCH025

  Mineralized intersection of 296 ppm eU3O8 over a 1.2m interval, associated with shale, observed from drill hole ERCH026

Selection and preparation of samples for wet chemical analysis is in progress.  Samples will be submitted to ALS laboratories.  Analysis of data from the Phase 1 drill program samples did confirm that radiometric grades are reliable and can be used as equivalent radiometric grades.  Sampling is undertaken on each meter interval.  Selective sampling of drill holes using downhole radiometric grades has been carried out based on this outcome.

The diamond drilling segment of the Phase 2 drill program is scheduled to start during the week of June 15, 2025.  A total of 19 diamond drill holes are planned for the MUO and 8 diamond drill holes are planned to be drilled in the D1 area.

The objective of the Phase 2 drill program is to develop a drill data base sufficient to calculate a maiden mineral resource estimate for Engo Valley by the end of 2025.  Phase 2 is focused on the MUO, and the D1 target area.  See Figure 1.

Figure 1 - Phase 2 Drilling underway at Engo Valley Uranium Project

Assuming the Phase 2 drill program continues to go according to plan and assay results are received in a timely fashion, the preparation of a maiden mineral resource estimate for Engo Valley is targeted for completion before the end of 2025.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on (NASDAQ:LITM), with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy